UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                              (Amendment No.____)*

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
      --------------------------------------------------------------------
                                 (CUSIP Number)

       Scott B. Bernstein, Esq., Caxton Corporation, 315 Enterprise Drive,
                   Plainsboro, New Jersey 08536 (609) 936-2580
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 29, 1999
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box |_|.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104               SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            481,600
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        481,600
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      481,600
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 3 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GDK, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            83,400
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        83,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,400
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.76%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36225V104               SCHEDULE 13D                Page 4 of 11 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            565,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        565,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      565,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1: Security and Issuer.

      This Statement relates to the Common Stock, $.01 par value (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), 9 West 57th Street, New York, NY 10019.

Item 2: Identity and Background.

      (a) This Statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"), GDK, Inc., a British Virgin Islands corporation ("GDK"), and Mr. Bruce S. Kovner. The persons listed on Exhibit D and Exhibit E annexed hereto are the directors and executive officers (the "Listed Persons") of Caxton International and GDK, respectively.

      (b) The address of the principal place of business of each of Caxton International and GDK is c/o its Manager, Leeds Management Services Ltd., 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021. Exhibit D and Exhibit E set forth the respective business addresses of the Listed Persons.

      (c) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments. The principal business of GDK is trading and investing in securities. GDK is a wholly owned subsidiary of Caxton International. The principal occupation of Mr. Kovner is Chairman of Caxton Corporation, the address of which is 667 Madison Avenue, New York, NY 10021. Caxton Corporation is the Manager and majority owner of Caxton Associates, L.L.C. Caxton Associates, L.L.C. is the trading advisor to Caxton International and GDK. Exhibit D and Exhibit E set forth the respective principal occupations of the Listed Persons.

      (d) None of the persons filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Kovner is a United States citizen. Exhibit D and Exhibit E set forth the respective citizenships of the Listed Persons.

Item 3: Source and Amount of Funds or Other Consideration.

      An aggregate of $5,060,928 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired the Common Stock owned by it. All of the foregoing amounts were paid out of Caxton International's working capital. An aggregate of $800,512 (excluding commissions, if any) was paid in a series of transactions pursuant to which GDK acquired the Common Stock owned by it. All of the foregoing amounts were paid out of GDK's working capital.

Item 4: Purpose of Transaction.

      The persons filing this Report (a) believe that the Common Stock is under-valued, and (b) are concerned about how management has indicated it may deploy available cash, and (c) believe that management should take further steps to enhance shareholder value.

      The persons filing this Report have asked management to consider (i) the sale of all non-strategic assets and businesses, and (ii) using the sales proceeds to pay off Company debt and repurchase shares of the outstanding Common Stock. The persons filing this Report are also considering, and have discussed with management, the options of initiating or participating in a management leveraged buy-out of the Company. In this regard, the persons filing this Report have (1) introduced the Company to a potential strategic partner, (2) contacted another potential partner, and (3) advised Caxton-Iseman Capital, Inc., a leverage buy-out firm, affiliated with Caxton Corporation. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Such actions could include proposing that management pursue an extraordinary corporate transaction, such as a merger, reorganization or liquidation; encouraging, participating or leading a proxy contest to change the Company's Chairman and/or Board of Directors and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5: Interest in Securities of the Issuer.

      (a) Caxton International beneficially owns 481,600 shares of Common Stock, representing approximately 4.37% of the total shares of

Common Stock issued and outstanding. GDK beneficially owns 83,400 shares of the Common Stock, representing approximately .76% of the total shares of Common Stock issued and outstanding.

      Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation, and, as such, has voting and dispositive power with respect to investments made by Caxton International and GDK. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own the Shares owned by Caxton International and GDK.

      (b) Mr. Kovner (through his relationship with Caxton International) and Caxton International share the power to vote (or direct the vote) and the power to dispose (or direct the disposition of) all of the Common Stock owned by Caxton International.

      Mr. Kovner (through his relationship with GDK) and GDK share the power to vote (or direct the vote) and the power to dispose (or direct the disposition of) all of the Common Stock owned by GDK.

      (c) Each of Caxton International and GDK acquired the Common Stock owned by it in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between August 20, 1997 and August 2, 1999 and July 6, 1998 and August 2, 1999, respectively. See Exhibits B and C for disclosure of
(1) the date, (2) the price and (3) the amount of shares purchased or sold by Caxton International and GDK during the past 60 days.

      (d) No person other than the persons filing this Report is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

      (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or the Listed Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7: Material to be Filed as Exhibits.

      There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 4, 1999                          CAXTON INTERNATIONAL LIMITED


                                        By: /s/ William J. Anderson
                                            ------------------------------------
                                            Name:  William J. Anderson
                                            Title: Director


                                        By: /s/ Maxwell Quin
                                            ------------------------------------
                                            Name:  Maxwell Quin
                                            Title: Secretary


                                        /s/ Bruce S. Kovner
                                        ----------------------------------------
                                        Bruce S. Kovner, by /s/Peter D'Angelo as
                                        Attorney-in-Fact


                                        GDK, Inc.


                                        By: /s/ William J. Anderson
                                            ------------------------------------
                                            Name:  William J. Anderson
                                            Title: Director


                                        By: /s/ Maxwell Quin
                                            ------------------------------------
                                            Name:  Maxwell Quin
                                            Title: Secretary

                                                                       Exhibit A

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 4, 1999                   CAXTON INTERNATIONAL LIMITED


                                        By: /s/ William J. Anderson
                                            ------------------------------------
                                            Name:  William J. Anderson
                                            Title: Director


                                        By: /s/ Maxwell Quin
                                            ------------------------------------
                                            Name:  Maxwell Quin
                                            Title: Secretary


                                        /s/ Bruce S. Kovner
                                        ----------------------------------------
                                        Bruce S. Kovner, by /s/Peter P. D'Angelo
                                        as Attorney-in-Fact


                                        GDK, INC.


                                        By: /s/ William J. Anderson
                                            ------------------------------------
                                            Name:  William J. Anderson
                                            Title: Director


                                        By: /s/ Maxwell Quin
                                            ------------------------------------
                                            Name:  Maxwell Quin
                                            Title: Secretary

                                                                       Exhibit B

                          Caxton International Limited

                                                            Price Per
                               No. of Shares             Share (Excluding
         Trade Date              Purchased                 Commission)
         ----------              ---------                 -----------

           6/8/99                   700                      $8.75
           6/11/99                 12200                      8.5
           6/11/99                 2000                       8.5
           6/24/99                 18200                     8.75
           6/25/99                 9100                       8.5
           7/2/99                  5100                       8.5
           7/6/99                  8200                     8.3125
           7/8/99                  15900                    7.9092
           7/21/99                 21400                      8.5
           7/22/99                  400                      8.375
           7/23/99                 8800                     8.3125
           7/29/99                 22000                     7.75
           8/2/99                  8800                       7.5

                                                                       Exhibit C

                                    GDK, Inc.

                                                            Price Per
                               No. of Shares             Share (Excluding
         Trade Date              Purchased                 Commission)
         ----------              ---------                 -----------

           6/4/99                  2000                     $9.625
           6/4/99                  3200                      9.625
           7/9/99                 (2000)                       8
           7/12/99                 5100                     7.8125
           7/13/99                 7800                     7.9375
           7/14/99                  100                     7.6875
           7/15/99                  100                      7.625
           7/16/99                 5000                        8
           7/19/99                (7600)                      8.5
           7/21/99                (6300)                      8.5
           7/22/99                (2000)                    8.4375
           7/26/99                (6100)                     8.25

                                                                       EXHIBIT D

                          CAXTON INTERNATIONAL LIMITED

Board of Directors                        Executive Officers
------------------                        ------------------
Sir Edwin Leather                         Sir Edwin Leather, Chairman
c/o Leeds Management Services Limited     c/o Leeds Management Services Limited
129 Front Street                          129 Front Street
Hamilton HM12 Bermuda                     Hamilton HM12 Bermuda
Principal Occupation: Companies Director  Principal Occupation: Companies
Citizenship: Canadian                     Director
                                          Citizenship: Canadian

Peter P. D'Angelo                         Nitin Aggarwal, President & Treasurer
c/o Caxton Corporation                    c/o Leeds Management Services Limited
667 Madison Avenue                        129 Front Street
New York, NY  10021                       Hamilton HM12 Bermuda
Principal Occupation: President, Caxton   Principal Occupation: President, Leeds
Corporation                               Management Services Limited
Citizenship: USA                          Citizenship: British

Maxwell Quin                              Maxwell Quin, Secretary
c/o Leeds Management Services Limited     c/o Leeds Management Services Limited
129 Front Street                          129 Front Street
Hamilton HM12 Bermuda                     Hamilton HM12 Bermuda
Principal Occupation: Attorney-At-Law     Principal Occupation: Attorney-At-Law
Citizenship: British                      Citizenship: British

William Anderson
c/o Leeds Management Services Limited
129 Front Street
Hamilton HM12 Bermuda
Principal Occupation: Managing Director,
Trident Corporation
Citizenship: Canadian

Jozef Hendriks
c/o Leeds Management Services Limited
129 Front Street
Hamilton HM12 Bermuda
Principal Occupation: Managing Director,
Global Asset Management, Ltd., Bermuda
Citizenship: Dutch

Bruce Kovner
c/o Caxton Corporation
667 Madison Avenue
New York, NY  10021
Principal Occupation: Chairman, Caxton
Corporation
Citizenship: USA

                                                                       EXHIBIT E

                                    GDK, INC.

Board of Directors                       Executive Officers
------------------                       ------------------
Peter P. D'Angelo                        Nitin Aggarwal, President & Treasurer
c/o Caxton Corporation                   c/o Leeds Management Services Limited
667 Madison Avenue                       129 Front Street
New York, NY  10021                      Hamilton HM12 Bermuda
Principal Occupation: President, Caxton  Principal Occupation: President, Leeds
Corporation                              Management Services Limited
Citizenship: USA                         Citizenship: British

William Anderson                         Peter P. D'Angelo, Vice President
c/o Leeds Management Services Limited    c/o Caxton Corporation
129 Front Street                         667 Madison Avenue
Hamilton HM12 Bermuda                    New York, NY  10021
Principal Occupation: Managing           Principal Occupation: President, Caxton
Director, Trident Corp.                  Corporation
Citizenship: Canadian                    Citizenship: USA

Maxwell Quin                             Aaron Sosnick, Sr. Vice President
c/o Leeds Management Services Limited    c/o Caxton Corporation
129 Front Street                         667 Madison Avenue
Hamilton HM12 Bermuda                    New York, NY  10021
Principal Occupation:  Attorney-At-Law   Principal Occupation: Managing
Citizenship: British                     Director, Caxton Corporation
                                         Citizenship: USA

                                         Maxwell Quin, Secretary
                                         c/o Leeds Management Services Limited
                                         129 Front Street
                                         Hamilton HM12 Bermuda
                                         Principal Occupation: Attorney-At-Law
                                         Citizenship: British